

SECURITIES ... SION

02006268

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

FILED AS CONFIDENTIAL INFORMATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bateman Eichler & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Boulevard Suite 1960
(No. and Street)

Beverly Hills	California	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Peikin — (310) 899-0800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

633 West Fifth Street	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Roger B. Peikin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedule pertaining to the firm of Bateman Eichler & Co., LLC, as of December 31, 2001, are true and correct. We also affirm that neither the firm of Bateman Eichler & Co., LLC, nor any partner, proprietor, principal officer or director, has any proprietary interest in any account classified as that of a customer.



Roger B. Peikin
Chief Financial Officer

see attached certificate

Notary Public

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }
County of Los Angeles } ss.

On February 28, 2002 (Date), before me, Monica Rocha, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")) personally appeared Roger Bruce Peiker (Name(s) of Signer(s)),

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence



MONICA ROCHA
Commission # 1231866
Notary Public - California
Los Angeles County
My Comm. Expires Aug 10, 2003

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 2/28/02 Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______



RIGHT THUMBPRINT OF SIGNER
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ANDERSEN

BATEMAN EICHLER & CO., LLC

Statement of Financial Condition
As of December 31, 2001
Together with Report of Independent Public Accountants


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
Bateman Eichler & Co., LLC:

We have audited the accompanying statement of financial condition of Bateman Eichler & Co., LLC, a California Limited Liability Company, (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bateman Eichler & Co., LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Los Angeles, California
February 25, 2002

BATEMAN EICHLER & CO., LLC

Statement of Financial Condition
As of December 31, 2001

Assets

Cash	$ 135,109
Securities owned, at market value	25,112
Due from broker, net	67,051
Member receivables	50,000
Total assets	$ 277,272

Liabilities and Members' Equity

Liabilities:	
Accounts payable	$ 6,900
Total liabilities	6,900
Commitments and contingencies (Note 6)	
Member' Equity	270,372
Total liabilities and members' equity	$ 277,272

The accompanying notes are an integral part of this statement of financial condition.

BATEMAN EICHLER & CO., LLC

Notes to Financial Statements
December 31, 2001

1. Ownership Structure

On January 4, 1999, Bateman Eichler & Co., LLC (the Company) was formed as a California C Corporation. On December 9, 1999, the Company changed its structure to a California Limited Liability Company. The Company is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company conducts business as an introducing broker. The Company was formed for the purposes of serving retail customers.

The Company is a majority-owned subsidiary of Aletheia Research and Management, Inc. (the Parent).

The Company has an agreement with Correspondent Services Corporation (the Clearing Broker), a wholly-owned subsidiary of PaineWebber Incorporated, to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker and dealer industry.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of reported assets and liabilities as well as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although management believes these estimates and assumptions to be reasonable accurate, actual results may differ.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities held by the Company are carried at market value. Securities owned at December 31, 2001 represent common stock of companies publicly traded on US exchanges.

Income Taxes

No provision for income taxes has been made. The Company's taxable income is included in the members' individual income tax returns.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Derivatives and Hedging Activities

The Company did not utilize any derivative instruments or engage in any hedging activities during the year ended December 31, 2001.

Recent Accounting Pronouncements

On June 30, 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. The Company adopted SFAS No. 141 upon issuance, which had no impart on its operations. As such, all business combinations for which the Company may prospectively enter must be accounted for as purchase transactions. The Company will adopt SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 ceases the current amortization of goodwill and will instead be subject to at least an annual assessment for impairment by applying a fair-value-based test. The Company does not have any goodwill or identifiable intangible assets as of December 31, 2001.

3. Related Party Transactions

As of December 31, 2001, member receivables of $50,000 relate to monies due to the Company from its members for capital contributions. In the opinion of management, the $50,000 is fully collectible as of year-end.

The Parent provides management and other support services for the Company. These expenses are not allocated or charged to the Company. Additionally, the Company has entered into an agreement with the Parent whereby the Parent pays directly for certain operating expenses on behalf of the Company. These expenses are not reflected in the statement of operations.

4. Net Capital Requirements

Bateman Eichler & Co., LLC, as a registered broker-dealer in securities and a member of the New York Stock Exchange, is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC. The SEC requires all registered broker-dealer in securities to calculate net capital on a periodic basis and to maintain compliance with the Rule at all times. Net capital is the broker-dealers in securities' net worth adjusted for certain nonallowable assets, certain operational capital charges, and potential adverse fluctuation in the value of securities' inventories. The purpose of the net capital computation is to determine that the broker-dealers in securities' net liquid assets are adequate in the event of sudden adverse business conditions. The Rule was adopted to create a uniform capital requirement for all registered broker-dealers in securities and to ensure that broker-dealers in securities maintain minimum levels of liquid assets to support the volume and risk of the business in which they are engaged.

At December 31, 2001, the Company's net capital computed in accordance with the Rule, was $216,605, compared to a minimum requirement of $100,000. The Company's net capital ratio was less than 1 to 1, compared to a maximum allowable ratio of 15 to 1 under the Rule.

5. PAIB Agreement

Proprietary accounts of introducing brokers (PAIB) held at the Clearing Broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, the Clearing Broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

6. Commitments and Contingencies

The Company may be named as a defendant in legal actions arising from transactions conducted in the ordinary course of business. Management believes that such actions will not materially affect the Company's financial position or results of operations. Management is not aware of any legal actions.

7. Members' Equity

In accordance with the Limited Liability Company operating agreement, members' ownership interest is represented by the number of member units held by each member. Profits and losses are allocated to each member with fully contributed capital based on the members' percentage ownership interest. During 2001, an additional 125 member units were purchased resulting in capital contribution in the amount of $25,000. No additional member units were offered or purchased during 2001.

8. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if market value of the security is different from the contract amount of the transaction.

The Company, pursuant to its clearing agreement with the Clearing Broker, will assume customer obligations should a customer of the Company default. The Company and the Clearing Broker control credit risks associated with customers' transactions through various credit control procedures including maintenance of margin collateral.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.



ANDERSEN

BATEMAN EICHLER & CO., LLC

Statement of Financial Condition
As of December 31, 2001
Together with Report of Independent Public Accountants


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
Bateman Eichler & Co., LLC:

We have audited the accompanying statement of financial condition of Bateman Eichler & Co., LLC, a California Limited Liability Company, (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bateman Eichler & Co., LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Los Angeles, California
February 25, 2002

BATEMAN EICHLER & CO., LLC

Statement of Financial Condition
As of December 31, 2001

Assets	
Cash	$ 135,109
Securities owned, at market value	25,112
Due from broker, net	67,051
Member receivables	50,000
Total assets	$ 277,272

Liabilities and Members' Equity	
Liabilities:	
Accounts payable	$ 6,900
Total liabilities	6,900
Commitments and contingencies (Note 6)	
Member' Equity	270,372
Total liabilities and members' equity	$ 277,272

The accompanying notes are an integral part of this statement of financial condition.

BATEMAN EICHLER & CO., LLC

Notes to Financial Statements
December 31, 2001

1. Ownership Structure

On January 4, 1999, Bateman Eichler & Co., LLC (the Company) was formed as a California C Corporation. On December 9, 1999, the Company changed its structure to a California Limited Liability Company. The Company is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company conducts business as an introducing broker. The Company was formed for the purposes of serving retail customers.

The Company is a majority-owned subsidiary of Aletheia Research and Management, Inc. (the Parent).

The Company has an agreement with Correspondent Services Corporation (the Clearing Broker), a wholly-owned subsidiary of PaineWebber Incorporated, to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker and dealer industry.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of reported assets and liabilities as well as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although management believes these estimates and assumptions to be reasonable accurate, actual results may differ.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities held by the Company are carried at market value. Securities owned at December 31, 2001 represent common stock of companies publicly traded on US exchanges.

Income Taxes

No provision for income taxes has been made. The Company's taxable income is included in the members' individual income tax returns.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Derivatives and Hedging Activities

The Company did not utilize any derivative instruments or engage in any hedging activities during the year ended December 31, 2001.

Recent Accounting Pronouncements

On June 30, 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. The Company adopted SFAS No. 141 upon issuance, which had no impart on its operations. As such, all business combinations for which the Company may prospectively enter must be accounted for as purchase transactions. The Company will adopt SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 ceases the current amortization of goodwill and will instead be subject to at least an annual assessment for impairment by applying a fair-value-based test. The Company does not have any goodwill or identifiable intangible assets as of December 31, 2001.

3. Related Party Transactions

As of December 31, 2001, member receivables of $50,000 relate to monies due to the Company from its members for capital contributions. In the opinion of management, the $50,000 is fully collectible as of year-end.

The Parent provides management and other support services for the Company. These expenses are not allocated or charged to the Company. Additionally, the Company has entered into an agreement with the Parent whereby the Parent pays directly for certain operating expenses on behalf of the Company. These expenses are not reflected in the statement of operations.

4. Net Capital Requirements

Bateman Eichler & Co., LLC, as a registered broker-dealer in securities and a member of the New York Stock Exchange, is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC. The SEC requires all registered broker-dealer in securities to calculate net capital on a periodic basis and to maintain compliance with the Rule at all times. Net capital is the broker-dealers in securities' net worth adjusted for certain nonallowable assets, certain operational capital charges, and potential adverse fluctuation in the value of securities' inventories. The purpose of the net capital computation is to determine that the broker-dealers in securities' net liquid assets are adequate in the event of sudden adverse business conditions. The Rule was adopted to create a uniform capital requirement for all registered broker-dealers in securities and to ensure that broker-dealers in securities maintain minimum levels of liquid assets to support the volume and risk of the business in which they are engaged.

At December 31, 2001, the Company's net capital computed in accordance with the Rule, was $216,605, compared to a minimum requirement of $100,000. The Company's net capital ratio was less than 1 to 1, compared to a maximum allowable ratio of 15 to 1 under the Rule.

5. PAIB Agreement

Proprietary accounts of introducing brokers (PAIB) held at the Clearing Broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, the Clearing Broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

6. Commitments and Contingencies

The Company may be named as a defendant in legal actions arising from transactions conducted in the ordinary course of business. Management believes that such actions will not materially affect the Company's financial position or results of operations. Management is not aware of any legal actions.

7. Members' Equity

In accordance with the Limited Liability Company operating agreement, members' ownership interest is represented by the number of member units held by each member. Profits and losses are allocated to each member with fully contributed capital based on the members' percentage ownership interest. During 2001, an additional 125 member units were purchased resulting in capital contribution in the amount of $25,000. No additional member units were offered or purchased during 2001.

8. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if market value of the security is different from the contract amount of the transaction.

The Company, pursuant to its clearing agreement with the Clearing Broker, will assume customer obligations should a customer of the Company default. The Company and the Clearing Broker control credit risks associated with customers' transactions through various credit control procedures including maintenance of margin collateral.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.